

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 30, 2015

Michael T. Heffernan
President and Chief Executive Officer
Collegium Pharmaceutical, Inc.
780 Dedham Street, Suite 800
Canton, MA 02021

> **Re: Collegium Pharmaceutical, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 18, 2015**
> **File No. 333-208641**

Dear Mr. Heffernan:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information from a registration statement that is declared effective, your filing must include the number of shares of common stock that you are offering. Please revise your prospectus to include all information that may not properly be excluded under Rule 430A. Please refer to Securities Act Rules C&DI Question 227.02 for guidance.

Patent Litigation Strategy, page 112

2. Please update this section, any related risk factors, and elsewhere in your prospectus as appropriate, to reflect the information disclosed in your current report on Form 8-K filed with the Commission on December 28, 2015, and any other material developments regarding the litigation affecting your Xtampza approval.

<u>Executive and Director Compensation, page 139</u>

3. Please update your executive and director compensation disclosure to reflect compensation information as of the registrant's fiscal year ended December 31, 2015.

<u>Item 16.   Exhibits and Financial Statement Schedules.</u>
<u>(a)   Exhibits, page II-4.</u>

4. Please submit all outstanding exhibits, including the legal opinion and your employment agreements with Dr. Kopecky and Mr. Carlson as soon as practicable. We may have further comments upon examination of these exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Michael T. Heffernan
Collegium Pharmaceutical, Inc.
December 30, 2015
Page 3

       Please contact Michael Gershon at (202) 551-6598, Amy Reischauer at (202) 551-3793, or me at (202) 551-3675 with any questions.

                     Sincerely,
                     /s/ Suzanne Hayes

                     Suzanne Hayes
                     Assistant Director
                     Office of Healthcare and Insurance

cc: Shirley R. Kuhlmann, Esq.